                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2001


                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                 (Translation of registrant's name into English)

          465 GODIN AVENUE, VANIER, QUEBEC, CANADA G1M 3G7 (Address of
                          principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                       Form 20-F ___X___     Form 40-F ______


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                             Yes _______     No ___X___


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

On March 19, 2001, EXFO Electro-Optical Engineering Inc., a Canadian corporation, reported its results of operations for the fiscal quarter ended February 28, 2001. This report on Form 6-K sets forth the news release relating to EXFO's announcement and certain information relating to EXFO's financial condition and results of operations for the second fiscal quarter of the 2001 fiscal year.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                      INTERIM CONSOLIDATED BALANCE SHEETS

                         (in thousands of U.S. dollars)


                                                AS AT                 AS AT
                                              AUGUST 31,           FEBRUARY 28,
                                                 2000                  2001
                                             ------------          ------------
                                                                    (UNAUDITED)

ASSETS

CURRENT ASSETS
Cash and cash equivalents                        $    729              $  1,934
Short-term investments                            162,659               107,118
Accounts receivable
      Trade                                        18,272                26,931
      Other                                         2,790                 4,345
Income taxes receivable                               284                     -
Inventories                                        18,868                37,444
Prepaid expenses                                    1,023                 1,623
Future income taxes                                   995                   825
                                                 --------              --------
                                                  205,620               180,220

CAPITAL ASSETS                                      8,694                16,934

INTANGIBLE ASSETS                                      68                25,482

FUTURE INCOME TAXES                                 3,089                 2,328

GOODWILL                                            2,252               164,125
                                                 --------              --------
                                                 $219,723              $389,089
                                                 ========              ========
LIABILITIES

CURRENT LIABILITIES
Bank advances                                    $     10              $  1,811
Accounts payable and accrued liabilities           10,353                18,055
Income taxes payable                                    -                 3,540
Mandatorily redeemable preferred shares               543                     -
Deferred revenue                                      395                   664
Current portion of long-term debt                     152                    67
                                                 --------              --------
                                                   11,453                24,137

DEFERRED REVENUE                                      151                    36

DEFERRED GRANTS                                     1,109                 1,005

LONG-TERM DEBT                                         16                   760

FUTURE INCOME TAXES                                     -                 8,392
                                                 --------              --------
                                                   12,729                34,330
                                                 --------              --------

SHAREHOLDERS' EQUITY

SHARE CAPITAL                                     198,459               345,223

CONTRIBUTED SURPLUS                                     -                 1,350

CUMULATIVE TRANSLATION ADJUSTMENT                   1,555                (6,323)

RETAINED EARNINGS                                   6,980                14,509
                                                 --------              --------
                                                  206,994               354,759
                                                 --------              --------
                                                 $219,723              $389,089
                                                 --------              --------

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                  INTERIM CONSOLIDATED STATEMENTS OF EARNINGS

         (in thousands of U.S. dollars, except share and per share data)


                                             THREE MONTHS ENDED    SIX MONTHS ENDED    THREE MONTHS ENDED    SIX MONTHS ENDED
                                                FEBRUARY 29,         FEBRUARY 29,          FEBRUARY 28,         FEBRUARY 28,
                                                    2000                 2000                   2001                 2001
                                             ------------------    ----------------     -----------------    ----------------
                                                 (UNAUDITED)          (UNAUDITED)          (UNAUDITED)          (UNAUDITED)

SALES                                                   $17,423             $29,111               $36,293             $64,812

COST OF SALES                                             5,876               9,609                12,787              23,095
                                                        -------             -------               -------             -------

GROSS MARGIN                                             11,547              19,502                23,506              41,717
                                                        -------             -------               -------             -------

OPERATING EXPENSES
Selling and administrative                                5,819               9,938                10,915              19,835
Net research and development                              1,759               3,221                 3,315               5,287
Amortization of capital assets                              318                 590                   716               1,230
Amortization of intangible assets                            11                  21                 1,648               1,662
                                                        -------             -------               -------             -------

TOTAL OPERATING EXPENSES                                  7,907              13,770                16,594              28,014
                                                        -------             -------               -------             -------

EARNINGS FROM OPERATIONS                                  3,640               5,732                 6,912              13,703

Interest income, net                                         (3)                (25)               (1,777)             (4,408)
Foreign exchange loss (gain)                               (120)                116                  (811)             (3,170)
                                                        -------             -------               -------             -------

EARNINGS BEFORE INCOME TAXES AND
  AMORTIZATION OF GOODWILL                                3,763               5,641                 9,500              21,281
                                                        -------             -------               -------             -------

INCOME TAXES
Current                                                   1,291               1,863                 4,070               7,590
Future                                                       18                  24                  (971)               (339)
                                                        -------             -------               -------             -------

                                                          1,309               1,887                 3,099               7,251
                                                        -------             -------               -------             -------

EARNINGS BEFORE AMORTIZATION OF GOODWILL                  2,454               3,754                 6,401              14,030

AMORTIZATION OF GOODWILL                                     42                  42                 6,377               6,501
                                                        -------             -------               -------             -------

NET EARNINGS FOR THE PERIOD                             $ 2,412             $ 3,712               $    24             $ 7,529
                                                        =======             =======               =======             =======

BASIC AND DILUTED EARNINGS PER SHARE
      Earnings before amortization
          of goodwill                                   $  0.06             $  0.10               $   0.12            $  0.28

      Net earnings                                      $  0.06             $  0.10               $     -             $  0.15

BASIC WEIGHTED AVERAGE NUMBER OF SHARES
      OUTSTANDING (000'S)                                38,627              38,425                51,804              49,267


                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                       INTERIM CONSOLIDATED STATEMENTS OF
                    RETAINED EARNINGS AND CONTRIBUTED SURPLUS

                         (in thousands of U.S. dollars)

RETAINED EARNINGS


                                       SIX MONTHS ENDED       SIX MONTHS ENDED
                                          FEBRUARY 29,           FEBRUARY 28,
                                             2000                    2001
                                        ---------------       ----------------
                                          (UNAUDITED)            (UNAUDITED)

BALANCE - BEGINNING OF PERIOD              $14,592                $ 6,980

ADD
Net earnings for the period                  3,712                  7,529
                                           -------                -------

BALANCE - END OF PERIOD                    $18,304                $14,509
                                           =======                =======


CONTRIBUTED SURPLUS


                                       SIX MONTHS ENDED       SIX MONTHS ENDED
                                          FEBRUARY 29,           FEBRUARY 28,
                                             2000                    2001
                                        ---------------       ----------------
                                          (UNAUDITED)            (UNAUDITED)

BALANCE - BEGINNING OF PERIOD               $     -                $     -

ADD
Premium on resale of share capital                -                   1,350
                                            -------                 -------

BALANCE - END OF PERIOD                     $     -                 $ 1,350
                                            =======                 =======

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                  INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

                         (in thousands of U.S. dollars)


                                             THREE MONTHS ENDED    SIX MONTHS ENDED    THREE MONTHS ENDED    SIX MONTHS ENDED
                                                FEBRUARY 29,         FEBRUARY 29,          FEBRUARY 28,         FEBRUARY 28,
                                                    2000                 2000                   2001                 2001
                                             ------------------    ----------------     -----------------    ----------------
                                                 (UNAUDITED)          (UNAUDITED)          (UNAUDITED)          (UNAUDITED)

CASH FLOWS FROM OPERATING ACTIVITIES
Net earnings for the period                             $ 2,412             $ 3,712             $      24           $   7,529
                                                        -------             -------             ---------           ---------

Add (deduct) items not affecting cash and
      cash equivalents
      Amortization of discount on short-term
           investments                                        -                   -                (1,867)             (4,474)
      Amortization of capital assets                        318                 590                   716               1,230
      Amortization of intangible assets                      11                  21                 1,648               1,662
      Foreign exchange gains on short-term
           investments                                        -                   -                  (878)             (3,188)
      Future income taxes                                    18                  24                  (971)               (339)
      Amortization of goodwill                               42                  42                 6,377               6,501
Change in non-cash operating working capital
      items
      Accounts receivable                                (3,603)             (5,025)               (1,039)             (7,297)
      Income taxes receivable                                20                (538)                    -                 276
      Inventories                                        (1,475)             (3,243)               (9,307)            (16,300)
      Prepaid expenses                                      225                  47                  (627)               (605)
      Accounts payable and accrued
           liabilities                                    1,922               1,907                (2,029)              4,371
      Income taxes payable                                    -                   -                 2,571               4,107
      Deferred revenue                                       37                  75                   144                 176
      Deferred grants                                       281                 255                   (71)                (61)
                                                        -------             -------              --------            --------
                                                            208              (2,133)               (5,309)             (6,412)
                                                        -------             -------              --------            --------
CASH FLOWS FROM FINANCING ACTIVITIES
Bank advances                                             1,672               4,552                   654                 812
Repayment of mandatorily redeemable
      preferred shares                                        -                   -                     -                (354)
Repayment of long-term debt                                 (16)                (16)                 (874)             (1,004)
Issuance of share capital                                     -                  17                     -                   -
Resale of share capital                                       -                   -                   364               1,380
Redemption of share capital                                   -                   -                   (11)                (30)
Share issue expenses                                          -                   -                   (26)                (49)
Dividends paid                                              (51)                (51)                    -                   -
                                                        -------             -------              --------            --------
                                                          1,605               4,502                   107                 755
                                                        -------             -------              --------            --------
CASH FLOWS FROM INVESTING ACTIVITIES
Additions to short-term investments                           -                   -              (194,325)           (210,790)
Proceeds from disposal of short-term
      investments                                         1,400               1,400               250,161             268,493
Additions to capital and intangible assets                 (887)             (1,587)               (5,857)             (8,038)
Business combinations, net of cash and cash
      equivalents acquired                               (2,108)             (2,108)              (42,349)            (42,349)
                                                        -------             -------              --------            --------
                                                         (1,595)             (2,295)                7,630               7,316
                                                        -------             -------              --------            --------
CHANGE IN CASH AND CASH EQUIVALENTS                         218                  74                 2,428               1,659

EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON
      CASH AND CASH EQUIVALENTS                              36                  42                  (778)               (454)

CASH AND CASH EQUIVALENTS - BEGINNING OF
      PERIOD                                                285                 423                   284                 729
                                                        -------             -------              --------            --------
CASH AND CASH EQUIVALENTS - END OF PERIOD               $   539             $   539              $  1,934              $1,934
                                                        =======             =======              ========            ========
SUPPLEMENTARY INFORMATION
Interest paid                                           $    73             $   136              $    125            $    157

Interest received                                       $   (92)            $   (92)             $ (4,057)           $ (4,723)

Income taxes paid                                       $   539             $ 3,098              $  1,165            $  2,110


                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
              NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

           (tabular amounts in thousands of U.S. dollars, except share and per share data and as otherwise noted)

1     INTERIM FINANCIAL INFORMATION

      The financial information as at February 28, 2001 and for the periods ended February 29, 2000 and February 28, 2001 is unaudited; however, in the opinion of management, all adjustments necessary to present fairly the results of these periods have been included. The adjustments made were of a normal recurring nature. Interim results may not necessarily be indicative of results anticipated for the year.

      These interim consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada and use the same accounting policies and methods used in the preparation of the company's most recent annual consolidated financial statements. All disclosures required for annual financial statements have not been included in these financial statements. These interim consolidated financial statements should be read in conjunction with the company's most recent annual consolidated financial statements.


2     NEW ACCOUNTING STANDARDS

      On September 1, 2000, the company retroactively adopted the new standard of the Canadian Institute of Chartered Accountants (CICA) regarding accounting for employee future benefits (CICA 3461, Employee future benefits). The adoption of this new standard did not result in any changes to prior year earnings, shareholders' equity or cash flows.

      During the period, the company retroactively adopted the recently revised recommendations of the CICA regarding earnings per share (CICA 3500, Earnings per share). The principles for calculating basic earnings per share are consistent with previous practice, however, diluted earnings per share are now calculated using the treasury stock method which differs from the imputed interest method previously used. The adoption of these revised recommendations did not result in any material change to previously reported basic and diluted earnings per share.

      In 2000, a new accounting standard for the preparation of interim financial statements (CICA 1751, Interim Financial Statements) was issued which sets out minimum presentation and disclosure requirements as well as guidance on recognition and measurement of items for interim periods. The recognition and measurement guidance requires that items be recognized and measured on the same basis as used for annual financial statements. The new standard is effective for fiscal years beginning on or after January 1, 2001. The company believes that these interim financial statements comply in all material respects with the recommendations in the new standard.


3     BUSINESS COMBINATION

      On December 20, 2000, the company acquired a 100% interest in Burleigh Instruments, Inc. ("Burleigh"), a manufacturer of precision scientific instruments used in basic and applied research, engineering and production test applications in a variety of fields, in exchange for a total consideration valued at US$189,270,000 including acquisition-related costs of US$2,461,000.

      The consideration paid consisted of US$42,461,000 in cash and the issuance of 6,488,816 subordinate voting shares for an amount of US$146,809,000.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
              NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

           (tabular amounts in thousands of U.S. dollars, except share and per share data and as otherwise noted)

      This acquisition has been accounted for using the purchase method and consequently, the net earnings of Burleigh have been included in the consolidated statement of earnings of the company from the date of acquisition, being December 20, 2000.

      The purchase price, including acquisition-related costs, has been allocated based on the estimated fair value of net assets at the acquisition date as follows:



                                                            (UNAUDITED)
           Assets acquired
                Current assets                                $  7,092
                Capital assets                                   4,457
                In process research and development              1,800
                Core technology                                 24,000
                Work force                                       1,250
           Liabilities assumed                                  (9,068)
           Future income taxes                                  (8,927)
                                                              --------
           Net identifiable assets acquired                     20,604
           Goodwill                                            168,666
                                                              --------
           Purchase price                                      189,270

           Less: subordinate voting shares issued              146,809
                                                              --------

           Cash paid                                          $ 42,461
                                                              ========


      The fair value allocated to intangible assets acquired from Burleigh was based upon independent valuation performed in conjunction with this acquisition.

      The existing technology that has reached technological feasibility was classified as core technology.

      In process research and development represents the existing technology that has not reached technological feasibility and has no future alternative use.

      The fair value of subordinate voting shares issued was determined based on the market price of the shares over a reasonable period of time before and after the date of acquisition.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
              NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

           (tabular amounts in thousands of U.S. dollars, except share and per share data and as otherwise noted)

4     INVENTORIES

                                      AS AT                   AS AT
                                    AUGUST 31,            FEBRUARY 28,
                                       2000                    2001
                                   -----------            ------------
                                                          (UNAUDITED)

      Raw materials                  $12,057                 $24,474
      Work in progress                 2,910                   6,959
      Finished goods                   3,901                   6,011
                                     -------                 -------
                                     $18,868                 $37,444
                                     =======                 =======


5     INTANGIBLE ASSETS AND GOODWILL

      The net book value of intangible assets and goodwill is as follows:


                                                                                                               AS AT
                                                                                                             AUGUST 31,
                                                       AS AT FEBRUARY 28, 2001                                  2000
                                ------------------------------------------------------------------------- -----------------
                                  AMORTIZATION                          ACCUMULATED
                                      PERIOD              COST         AMORTIZATION            NET               NET
                                -----------------  ----------------- -----------------  ----------------- -----------------

                                                      (UNAUDITED)       (UNAUDITED)        (UNAUDITED)
      In process research
            and development       Eight months           $  1,800          $    486           $  1,314          $      -
       Core technology              Five years             24,000               899             23,101                 -
       Workforce                      One year              1,250               234              1,016                 -
       Other assets                 Four years                239               188                 51                68
                                                         --------          --------           --------          --------
                                                         $ 27,289          $  1,807           $ 25,482          $     68
                                                         ========          ========           ========          ========

      Goodwill                      Five years           $171,122          $  6,997           $164,125          $  2,252
                                                         ========          ========           ========          ========


      Intangible assets and goodwill are amortized on a straight-line basis over their estimated useful lives.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
              NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

           (tabular amounts in thousands of U.S. dollars, except share and per share data and as otherwise noted)

6     ACCOUNTS PAYABLE


                                                                    AS AT             AS AT
                                                                 AUGUST 31,        FEBRUARY 28,
                                                                    2000               2001
                                                                -----------        -----------
                                                                                    (UNAUDITED)

      Trade                                                        $ 6,473             $12,231
      Salaries and social benefits                                   1,698               3,425
      Outstanding cheques in excess of bank balances                   374                 278
      Commissions                                                      966                 739
      Other                                                            842               1,382
                                                                   -------             -------
                                                                   $10,353             $18,055
                                                                   =======             =======


7     RESTRICTED STOCK AWARD PLAN

      During the period, the company established a restricted stock award plan for employees of Burleigh. A total of 360,000 subordinate voting shares has been granted under that plan with an exercise price of nil. Shares granted under the plan vest over a four-year period, with 25% vesting on an annual basis commencing on the first anniversary of the date of grant. No compensation cost has been recognized for this stock-based compensation plan.


8     NET RESEARCH AND DEVELOPMENT EXPENSES

                                                THREE MONTHS       SIX MONTHS ENDED       THREE MONTHS       SIX MONTHS ENDED
                                             ENDED FEBRUARY 29,       FEBRUARY 29,      ENDED FEBRUARY 28,      FEBRUARY 28,
                                                    2000                 2000                 2001                  2001
                                             ------------------    ----------------     ------------------   ----------------
                                                (UNAUDITED)           (UNAUDITED)           (UNAUDITED)          (UNAUDITED)

      Gross research and development
           expenses                                $2,514               $4,696               $4,508               $7,356
      Research and development tax credits           (695)              (1,216)                (867)              (1,567)
      Government grants                               (60)                (259)                (326)                (502)
                                                   ------               ------               ------               ------
                                                   $1,759               $3,221               $3,315               $5,287
                                                   ======               ======               ======               ======


                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
              NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

           (tabular amounts in thousands of U.S. dollars, except share and per share data and as otherwise noted)

9     DIFFERENCES BETWEEN CANADIAN AND U.S. GAAP

      These interim consolidated financial statements are prepared in accordance with Canadian GAAP which differ in certain respects from U.S. GAAP. Note 20 to the company's most recent annual consolidated financial statements describes the material differences between Canadian and U.S. GAAP. This note describes additional changes occurring since the most recent annual financial statements and provides a quantitative analysis of the material differences. All disclosures required in annual financial statements under U.S. GAAP have not been provided in these interim consolidated financial statements.

      ACCOUNTING FOR STOCK-BASED COMPENSATION

      Under U.S. GAAP, compensation costs related to the restricted stock award plan are measured as the difference between the fair value of the awarded stock and the exercise price which is nil. Compensation costs are amortized to expense over the estimated vesting period of four years. As at February 28, 2001, the balance of deferred stock-based compensation costs related to this plan amounted to US$7,806,000.

      Under Canadian GAAP, no compensation cost has been recognized for this stock-based compensation plan.

      BUSINESS COMBINATION

      Under U.S. GAAP, the value of shares issued upon a business combination should be determined based on the market price of the shares over a reasonable period of time before and after the companies have reached an agreement on the purchase price, the significant terms of the agreement are known and the proposed transaction is announced.

      Consequently, the measurement date of the acquisition of Burleigh occurred on December 14, 2000, the date on which all significant terms of the agreement were known. The average market price of the shares a few days before and after that date was US$31.09. Considering the number of shares issued, the total consideration of this acquisition for U.S. GAAP purposes amounts to US$244,198,000 and the value allocated to goodwill amounts to US$223,000,000.

      Furthermore, under U.S. GAAP, in process research and development acquired in a business combination is written off at the time of acquisition and no future income taxes are recognized on this asset in the purchase price allocation process.

      Under Canadian GAAP, in process research and development acquired in a business combination is capitalized and amortized over its estimated useful life. Future income taxes are recognized on the acquisition date on that asset in the purchase price allocation process.

      Finally, under U.S. GAAP, pro forma information must be disclosed as though the business combination had occurred at the beginning of the reported periods.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
              NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

           (tabular amounts in thousands of U.S. dollars, except share and per share data and as otherwise noted)

      FORWARD EXCHANGE CONTRACTS

      Under Canadian GAAP, unrealized exchange gains and losses on short-term investments are included in net earnings, whereas under U.S. GAAP, unrealized exchange gains and losses on short-term investments classified as available-for-sale securities are included in other comprehensive income until the investments are realized.

      On September 1, 2000, the company adopted Statement of Financial Accounting Standard No. 133, Accounting for Derivative Instruments and Hedging Activities and its amendments (SFAS 138), which requires all derivatives to be carried on the balance sheet at fair value. The forward exchange contracts used by the company have not qualified for hedging accounting treatment during the periods ended February 28, 2001, accordingly changes in the fair value of the derivatives have been charged to earnings during the periods. Under Canadian GAAP, certain forward exchange contracts have been designated as hedges of anticipated sales and the related accounts receivable and unrealized gains and losses are not reflected in the financial statements until the sale occurs. For all other forward exchange contracts, the unrealized gains and losses are charged to earnings under Canadian GAAP with an offsetting asset or liability for the unrealized amount. Under Canadian GAAP, the unrealized gains and losses are computed using the period-end spot rate as opposed to the period-end forward rate.

      SHARE CAPITAL

      Under Canadian GAAP, restricted shares reacquired from employees under the stock purchase plan are treated as arm's length repurchases of shares whereas under U.S. GAAP, the reacquisition of shares would be accounted for as a forfeiture by the employee, resulting in any difference between the amount originally credited to share capital and the remaining deferred compensation cost being credited to compensation expense in the current period. The subsequent resale of the shares would be treated as an issuance of shares for the proceeds received.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
              NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

           (tabular amounts in thousands of U.S. dollars, except share and per share data and as otherwise noted)

      RECONCILIATION OF NET EARNINGS TO CONFORM WITH U.S. GAAP

                                                     THREE MONTHS           SIX MONTHS        THREE MONTHS         SIX MONTHS
                                                         ENDED                 ENDED              ENDED               ENDED
                                                     FEBRUARY 29,          FEBRUARY 29,        FEBRUARY 28,        FEBRUARY 28,
                                                         2000                   2000              2001                2001
                                                     ------------          ------------        ------------        ------------
                                                      (UNAUDITED)          (UNAUDITED)         (UNAUDITED)         (UNAUDITED)

      Net earnings for the period in
           accordance with Canadian GAAP                  $2,412              $3,712             $    24             $ 7,529
      Non-cash stock-based compensation
           costs related to stock option plan                  -                   -                (641)               (174)
      Non-cash stock-based compensation
           costs related to stock purchase plan             (146)               (293)               (113)               (234)
      Non-cash stock-based compensation costs
           related to restricted stock award plan              -                   -                (339)               (339)
      Unrealized gains on forward exchange contracts          158                 158               1,002                 103
      Future income taxes on forward
           exchange contracts                                (51)                (51)               (439)                (34)
      Unrealized foreign exchange gains on
           available-for-sale securities                       -                   -               4,300                   -
      Future income taxes on
           available-for-sale securities                       -                   -              (1,935)                  -
      Unamortized acquired in process
           research and development                            -                   -              (1,309)             (1,309)
      Future income taxes on acquired in
           process research and development                    -                   -                 162                 162
      Amortization of goodwill                                 -                   -              (2,034)             (2,034)
                                                          ------              ------             -------             -------

      Net earnings (loss) available to common
           shareholders for the period in
           accordance with U.S. GAAP                       2,373               3,526              (1,322)              3,670

      Other comprehensive income (loss)
           Foreign currency translation adjustments          372                 640                 664              (7,878)
           Unrealized holding gains (losses)
                on available-for-sale securities,
                net of related future income taxes             -                 (36)                419                 382
           Unrealized foreign exchange gains on
                available-for-sale securities, net
                of related future income taxes                 -                   -              (2,365)                  -
                                                          ------              ------             -------             -------

      Comprehensive income (loss)                         $2,745              $4,130             $(2,604)            $(3,826)
                                                         =======             =======             =======             =======

      Basic and diluted net earnings (loss)
           per share in accordance with U.S. GAAP        $  0.06             $  0.09             $ (0.03)            $  0.07
                                                         =======             =======             =======             =======


                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
              NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

           (tabular amounts in thousands of U.S. dollars, except share and per share data and as otherwise noted)

      The diluted weighted average number of common shares outstanding calculated according to U.S. GAAP is as follows:

                                                     THREE MONTHS           SIX MONTHS        THREE MONTHS         SIX MONTHS
                                                         ENDED                 ENDED              ENDED               ENDED
                                                     FEBRUARY 29,          FEBRUARY 29,        FEBRUARY 28,        FEBRUARY 28,
                                                         2000                   2000              2001                2001
                                                     ------------          ------------        ------------        ------------
                                                      (UNAUDITED)          (UNAUDITED)         (UNAUDITED)         (UNAUDITED)

           Weighted average number of common
                shares outstanding - Basic (000's)        38,627              38,425              51,804              49,267
                                                          ------              ------              ------              ------
           Conversion of preferred shares
                Series I                                      18                   4                   -                   -
           Exercise of stock options                           -                   -                 153                 121
           Exercise of restricted stock awards                 -                   -                  86                  43
                                                          ------              ------              ------              ------
            Weighted average number of common
                shares outstanding - Diluted (000's)      38,645              38,429              52,043              49,431
                                                          ======              ======              ======              ======


      BALANCE SHEETS


                                                       AS AT FEBRUARY 29, 2000                 AS AT FEBRUARY 28, 2001
                                             ----------------------------------------  ----------------------------------------
                                                  AS REPORTED            U.S. GAAP          AS REPORTED            U.S. GAAP

                                                  (UNAUDITED)          (UNAUDITED)          (UNAUDITED)          (UNAUDITED)

      Available-for-sale securities                   $     -              $     -             $107,118             $107,746
                                                      =======              =======             ========             ========
      Accounts receivable                             $15,934              $16,092             $ 31,276             $ 31,379
                                                      =======              =======             ========             ========
      Short-term future income tax assets             $   185              $   134             $    825             $    582
                                                      =======              =======             ========             ========
      Intangible assets                               $    51              $    51             $ 25,482             $ 24,173
                                                      =======              =======             ========             ========
      Goodwill                                        $ 2,511              $ 2,511             $164,125             $216,081
                                                      =======              =======             ========             ========
      Long-term future income tax liabilities         $    96              $    96             $  8,392             $  8,230
                                                      =======              =======             ========             ========

      Shareholders' equity
           Share capital                              $   104              $   407             $345,223             $401,789
           Contributed surplus                              -                    -                1,350                1,350
           Cumulative translation adjustment              640                    -               (6,323)                   -
           Deferred stock-based compensation costs          -                    -                    -               (1,455)
           Other capital                                    -                    -                    -                1,638
           Retained earnings                           18,304               19,124               14,509                9,654
           Accumulated other comprehensive loss             -                 (376)                   -               (6,920)
                                                      -------              -------             --------             --------
                                                      $19,048              $19,155             $354,759             $406,056
                                                      =======              =======             ========             ========


                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
              NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

           (tabular amounts in thousands of U.S. dollars, except share and per share data and as otherwise noted)

      STATEMENTS OF CASH FLOWS

      For the three months and the six months ended February 29, 2000 and February 28, 2001, there are no material differences between the statements of cash flows under Canadian GAAP as compared to U.S. GAAP.

      PRO FORMA INFORMATION

      The following unaudited pro forma information regarding the acquisition of Burleigh has been prepared by the company's management based upon the unaudited consolidated financial statements of the company for the six months ended February 29, 2000 and February 28, 2001 and the unaudited financial statements of Burleigh.

      This pro forma information includes adjustments related to the amortization of intangible assets and goodwill, the income tax effects of the acquisition and the stock-based compensation costs related to the restricted stock award plan. Consequently, such information is not necessarily indicative of the actual results which would have been achieved, nor is it necessarily indicative of future consolidated results of the company.

      The following unaudited pro forma information for the six months ended February 29, 2000 has been prepared as if the acquisition had occurred on September 1, 1999. The unaudited pro forma information for the six months ended February 28, 2001 has been prepared as if the acquisition had occurred on September 1, 2000.


                                                      SIX MONTHS ENDED       SIX MONTHS ENDED
                                                         FEBRUARY 29,           FEBRUARY 28,
                                                            2000                    2001
                                                      ----------------       ----------------
                                                         (UNAUDITED)            (UNAUDITED)

           Sales                                              $ 37,699             $ 72,109

           Net loss                                           $(26,147)            $(12,326)

           Basic and diluted net loss per share               $  (0.68)            $  (0.25)



10    SUBSEQUENT EVENT

      On March 15, 2001, the company acquired a 100% interest in EFOS Inc. ("EFOS"), a leader in precision light-based adhesive spot curing technologies as well as curing process control for the global optical component manufacturing market. The consideration paid consisted of the issuance of 3,700,000 subordinate voting shares for an amount of US$84,952,000. This acquisition will be accounted for using the purchase method. As part of this transaction, the company also acquired a patent from EFOS for a cash consideration of US$25,000,000.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
              NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

           (tabular amounts in thousands of U.S. dollars, except share and per share data and as otherwise noted)

      Under U.S. GAAP, the value of shares issued upon a business combination should be determined based on the market price of the shares over a reasonable period of time before and after the companies have reached an agreement on the purchase price, the significant terms of the agreement are known and the proposed transaction is announced.

      In view of this standard, the measurement date occurred on March 6, 2001, the date on which all significant terms of the agreement were known. The average market price of the shares a few days before and after that date was US$25.70. Considering the number of shares to be issued, the total consideration for U.S. GAAP purposes amounts to US$95,086,000.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

      This discussion may contain statements that constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements other than historical information or statements of current condition. These statements may appear in a number of places in this discussion and include statements concerning our intent, belief or current expectations regarding future events. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of various factors, which are beyond the control of EXFO, including retention of qualified personnel, revenue synergies, demand for testing and measurement instruments and precision positioning instruments. Although we believe that the expectations, reflected in the forward-looking statements, are reasonable based on information currently available to us, we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of the date of this discussion. We undertake no obligation to revise or update any of them to reflect events or circumstances after the date of this discussion, or to reflect new information or the occurrence of unanticipated events. Readers are referred to our Registration Statement on Form F-1 and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions for a discussion of the other factors that may affect our future performance and other important risk factors concerning us and our operations.

      RECENT EVENTS

      On March 15, 2001, EXFO acquired EFOS Inc. by issuing 3.7 million subordinate voting shares and paying US$25 million in cash. The total consideration paid is US$110 million. EFOS, a privately held company in Toronto, Ont., is widely recognized as a leader in precision light-based adhesive spot curing technologies as well as curing process control for the global optical component manufacturing market. EFOS' products deliver precise doses of the appropriate spectral light onto photosensitive and heat-cured adhesives to significantly reduce bonding time and increase repeatability in optical component manufacturing.

      RESULTS OF OPERATIONS

      The following discussion and analysis of our results of operations and liquidity and capital resources should be read in conjunction with our interim consolidated financial statements and the related notes thereto. All figures are expressed in United States dollars unless otherwise noted. The interim consolidated financial statements have been prepared in accordance with Canadian GAAP, Generally Accepted Accounting Principles ("GAAP"), in Canada, which conform in all material respects with U.S. GAAP, except as disclosed in note 9 of the interim consolidated financial statements.

      The following tables summarize the consolidated statements of earnings in dollar amounts and as a percentage of sales to facilitate the discussion that follows.


      (in thousands of US dollars)

                                                                 $                                $
                                                          Three months ended               Six months ended
                                                    -----------------------------   -----------------------------
                                                     February 29,    February 28,     February 29,    February 28,
                                                         2000            2001             2000             2001
                                                     ------------   -------------   -------------   -------------
      Sales                                          $     17,423    $     36,293    $     29,111    $     64,812
      Cost of sales                                         5,876          12,787           9,609          23,095
                                                     ------------    ------------    ------------    ------------
      Gross margin                                         11,547          23,506          19,502          41,717

      Operating expenses
          Selling and administrative                        5,819          10,915           9,938          19,835
          Net research and development                      1,759           3,315           3,221           5,287
          Amortization of capital assets                      318             716             590           1,230
          Amortization of intangible assets                    11           1,648              21           1,662
                                                     ------------    ------------    ------------    ------------
      Total operating expenses                              7,907          16,594          13,770          28,014

      Earnings from operations                              3,640           6,912           5,732          13,703
      Interest income, net                                     (3)         (1,777)            (25)         (4,408)
      Foreign exchange loss (gain)                           (120)           (811)            116          (3,170)
                                                     ------------    ------------    ------------    ------------

      Earnings before income taxes and
      amortization of goodwill                              3,763           9,500           5,641          21,281
      Income taxes                                          1,309           3,099           1,887           7,251
                                                     ------------    ------------    ------------    ------------

      Earnings before amortization of goodwill              2,454           6,401           3,754          14,030
      Amortization of goodwill                                 42           6,377              42           6,501
                                                     ------------    ------------    ------------    ------------

      Net earnings for the period                    $      2,412    $         24    $      3,712    $      7,529
                                                     ============    ============    ============    ============

      Research and development data
          Gross research and development             $      2,514    $      4,508    $      4,696    $      7,356
          Net research and development               $      1,759    $      3,315    $      3,221    $      5,287

      (in percentage)

                                                                 %                                %
                                                          Three months ended               Six months ended
                                                    -----------------------------   -----------------------------
                                                     February 29,    February 28,     February 29,    February 28,
                                                         2000            2001             2000             2001
                                                     ------------   -------------   -------------   -------------
      Sales                                                100.0%          100.0%          100.0%          100.0%
      Cost of sales                                         33.7            35.2            33.0            35.6
                                                     ------------   -------------   -------------   -------------
      Gross margin                                          66.3            64.8            67.0            64.4

      Operating expenses
          Selling and administrative                        33.4            30.1            34.1            30.6

          Net research and development                      10.1             9.1            11.1             8.2
          Amortization of capital assets                     1.8             2.0             2.0             1.9
          Amortization of intangible assets                  0.1             4.5             0.1             2.6
                                                     -----------    -------------   -------------   -------------
      Total operating expenses                              45.4            45.7            47.3            43.3

      Earnings from operations                              20.9            19.1            19.7            21.1
      Interest income, net                                   0.0            (4.9)           (0.1)           (6.8)
      Foreign exchange loss (gain)                          (0.7)           (2.2)            0.4            (4.9)
                                                     -----------    -------------   -------------   -------------

      Earnings before income taxes and
      amortization of goodwill                              21.6            26.2            19.4            32.8
      Income taxes                                           7.5             8.5             6.5            11.2
                                                     -----------    -------------   -------------   -------------

      Earnings before amortization of goodwill              14.1            17.7            12.9            21.6
      Amortization of goodwill                               0.2            17.6             0.1            10.0
                                                     -----------    -------------   -------------   -------------
       Net earnings for the period                          13.9%            0.1%           12.8%           11.6%
                                                     ===========    =============   ============    ============
      Research and development data
          Gross research and development                    14.4%           12.4%           16.1%           11.3%
          Net research and development                      10.1%            9.1%           11.1%            8.2%

      SALES

      For the quarter ended February 28, 2001, sales increased 108% to $36.3 million from $17.4 million for the same period last year. The growth is due to the increased demand for our Industrial and Scientific products and our Portable and Monitoring products, which include the successful launch of new products in fiscal 2000 and the partial quarter effect of the Burleigh acquisition. During the quarter ended February 28, 2001, the Company's three largest customers accounted for approximately 13% of net sales with no single customer exceeding approximately 5.9% of sales.

      For the six-month period ended February 28, 2001, sales increased 123% to $64.8 million from $29.1 million for the same period last year. The growth is due to the increased demand for our Industrial and Scientific products and our Portable and Monitoring products, which include the successful launch of new products in fiscal 2000 and the partial quarter effect of the Burleigh acquisition. During the six-month period ended February 28, 2001, the three largest customers accounted for approximately 16% of net sales with no single customer exceeding 6.5% of sales.

      GROSS MARGIN

      For the quarter ended February 28, 2001, gross margin amounted to 64.8% of sales compared to 66.3% of sales for the quarter ended February 29, 2000. The percentage decline in gross margin is primarily due to investments in manufacturing operations, namely the ramp up of production to meet customer demand and the hiring and training of additional employees in production.

      For the six-month period ended February 28, 2001, gross margin amounted to 64.4% of sales compared to 67.0% of sales for the six-month period ended February 29, 2000. The percentage decline in gross margin is primarily due to investments in manufacturing operations, namely the ramp up of production to meet customer demand and the hiring and training of additional employees in production.

      SELLING AND ADMINISTRATION

      Selling and administrative expenses for the quarter ended February 28, 2001 were $10.9 million, or 30.1% of sales, compared to $5.8 million, or 33.4% of sales, for the quarter ended February 29, 2000. The dollar increase for the quarter is directly related to higher commissions resulting from increased sales activity. The percentage decrease is mainly due to the fact that sales are increasing at a faster rate than selling and administrative expenses.

      Selling and administrative expenses for the six-month period ended February 28, 2001 were $19.8 million, or 30.6% of sales, compared to $9.9 million, or 34.1% of sales, for the six-month period ended February 29, 2000. The dollar increase for the quarter is directly related to higher commissions resulting from increased sales activity, increased promotional and product marketing expenses as well as expenses related to running a public company. The percentage decrease is mainly due to the fact that sales are increasing at a faster rate than selling and administrative expenses.

      RESEARCH AND DEVELOPMENT

      Gross research and development expenses were $4.5 million, or 12.4% of sales, for the quarter ended February 28, 2001 compared to $2.5 million, or 14.4% of sales, in the same period last year. The dollar increase for the quarter is primarily due to development efforts centered on our new products within the Industrial and Scientific product lines and salary increases resulting from the hiring of additional personnel.

      Tax credits and grants from the federal and provincial governments for R&D activities were $1.2 million for the quarter ended February 28, 2001 compared to $0.8 million for the quarter ended February 29, 2000. This increase in tax credits and grants is directly related to the hiring of additional research and development personnel.

      Gross research and development expenses were $7.4 million, or 11.3% of sales, for the six-month period ended February 28, 2001 compared to $4.7 million, or 16.1% of sales, in the same period last year. The dollar increase for the quarter is primarily due to development efforts centered on our new products within the Industrial and Scientific product lines. In addition, we added 116 employees to our R&D Department, which reflects our continued focus on R&D.

      Tax credits and grants from the federal and provincial governments for R&D activities were $2.1 million for the six-month period ended February 28, 2001 compared to $1.5 million for the six-month period ended February 29, 2000. This increase in tax credits and grants is directly related to the hiring of additional research and development personnel.

      AMORTIZATION INTANGIBLE ASSETS

      In conjunction with the acquisition of Burleigh Instruments Inc., the Company recorded a total of $27.1 million in intangible assets, which are to be amortized over the next 8 months to 5 years. An amount of $1.6 million, recorded during the quarter, represents 2 months and 11 days of amortization.

      NET INTEREST INCOME

      Net interest income amounted to $1.8 million and nil for the quarters ended February 28, 2001 and February 29, 2000, respectively.

      Net interest income amounted to $4.4 million and nil for the six-month periods ended February 28, 2001 and February 29, 2000, respectively.

      The increase results from the interest income derived from investment of the remaining net proceeds of the Initial Public Offering on June 29, 2000.

      FOREIGN EXCHANGE GAIN

      A foreign exchange gain of $0.8 million for the quarter ended February 28, 2001 is the result of the currency conversions in current operations.

      A foreign exchange gain of $3.2 million for the six-month period ended February 28, 2001 is mainly due to the disposal of short-term investments in U.S. dollars between August 31, 2000 and the date of disposal. The exchange rate on August 31, 2000 was 1.4722 and the average exchange rate on our forward exchange contracts was 1.4967.

      INCOME TAX

      The Company's effective income tax rates were 32.6% and 34.8% for the quarters ended February 28, 2001 and February 29, 2000, respectively. The lower rate in 2001 compared to 2000 was the result of the non-taxable items in 2001.

      The Company's effective income tax rates were 34.1% and 33.5% for the six-month periods ended February 28, 2001 and February 29, 2000, respectively. The higher rate in 2001 compared to 2000 was the result of the higher effective income tax rate on interest provided by short-term investments.

      AMORTIZATION OF GOODWILL

      In conjunction with the acquisition of Burleigh Instruments Inc., the Company recorded a total of $168.7 million in goodwill, which is to be amortized over the next 5 years. The amount of $6.4 million recorded during the quarter is mainly due to the 2 months and 11 days of amortization of goodwill related to the acquisition of Burleigh Instruments Inc.

      LIQUIDITY AND CAPITAL RESOURCES

      Prior to our Initial Public Offering, we had financed operations and met our capital expenditures requirements mainly through cash flows from our operations, research and development tax credits and government grants. On June 29, 2000, we closed our Initial Public Offering of 8,050,000 subordinate voting shares at a price of US$26.00 per share in the United States and at C$38.55 per share in Canada. Total proceeds to EXFO, including the over-allotment option exercised by the underwriters, were approximately US$209 million.

      Cash flows used in operating activities were $5.3 million for the three-month period ended February 28, 2001 compared to cash flows provided of $0.2 million for the same period last year. Cash flows used in operating activities for the three-month period ended February 28, 2001 were mainly due to an increase in accounts receivable of $1.0 million, which is related to a higher volume of sales, an increase in inventories of $9.3 million, which is required to ensure minimal manufacturing and delivery lead time, and a decrease in accounts payable and liabilities of $2.0 million, which is due to the timing of payments. An increase of $2.6 million in income taxes payable related to the Company's growth provided cash flows for operating activities.

      Cash flows used in operating activities were $6.4 million for the six-month period ended February 28, 2001 and $2.1 million for the same period last year. Cash flows used in operating activities for the six-month period ended February 28, 2001 were mainly due to an increase in accounts receivable of $7.3 million, which is related to a higher volume of sales, and an increase in inventories of $16.3 million, which is required to ensure minimal manufacturing and delivery lead time. Cash flows provided in operating activities were due to the increase in accounts payable and accrued liabilities totaling $4.4 million and in income taxes payable totaling $4.1 million, which are primarily related to the Company's growth.

      For the period ended February 28, 2001, we had cash and cash equivalents of $1.9 million, short-term investments of $107.1 million and working capital of $156.1 million.

      Cash flows provided by financing activities amounted to $0.1 million for the three-month period ended February 28, 2001, and $1.6 million for the same period last year. Cash flows provided by financing activities in the three-month period ended February 28, 2001 were primarily due to the use of bank advances of $0.7 million and the net proceeds of $0.4 million from the redemption and the resale of restricted employee shares. Furthermore, cash flows were used for the repayment of long-term debt in the amount of $0.9 million. For the period ended February 29, 2000, cash flows provided by financing activities were mainly due to the use of bank advances.

      Cash flows provided by financing activities amounted to $0.8 million for the six-month period ended February 28, 2001 and $4.5 million for the same period last year. Cash flows provided by financing activities in the six-month period ended February 28, 2001 were primarily due to net proceeds of $1.4 million from the redemption and the resale of restricted employee shares and the use of bank advances in the amount of $0.8 million. Furthermore, cash flows were used for the repayment of long-term debt and mandatorily redeemable preferred shares for a total amount of $1.4 million. For the period ended February 29, 2000, cash flows provided by financing activities were mainly due to the use of bank advances.

      Cash flows provided for investing activities for the three-month period ended February 28, 2001 amounted to $7.6 million compared to cash flows used of $1.6 million for the same period last year. During the quarter ended February 28, 2001, cash flows were used for the acquisition of Burleigh in the amount of $42.3 million and for the acquisition of capital and intangible assets in the amount of $5.9 million. Finally, net cash flows of $55.8 million were provided by sales of short-term investments and reinvestments therein.

      Cash flows provided for investing activities for the six-month period ended February 28, 2001 amounted to $7.3 million compared to cash flows used of $2.3 million for the same period last year. During the six-month period ended February 28, 2001, cash flows were used for the acquisition of Burleigh in the amount of $42.3 million and for the acquisition of capital and intangible assets in the amount of $8.0 million. Finally, net cash flows of $57.7 million were provided by sales of short-term investments and reinvestments therein.

      We believe that our existing cash balances and short-term investments, together with cash flows from operations and available lines of credit, will be sufficient to meet our liquidity and capital spending requirements through the end of fiscal 2001. However, possible investments in, or acquisitions of complementary businesses, products or technologies may require additional financing prior to such time. There can be no assurance that additional debt or equity financing will be available when required or, if available, can be secured on terms satisfactory to us.

EXFO REPORTS RECORD FINANCIAL RESULTS FOR
FOURTH CONSECUTIVE QUARTER

o SALES UP 108% TO US$36.3 MILLION
o NET EARNINGS* UP 205% TO US$7.5 MILLION
o SALES OUTLOOK RAISED TO BETWEEN US$150 MILLION AND US$165 MILLION
o EPS* OUTLOOK RAISED TO BETWEEN US$0.40 AND US$0.50

ANAHEIM, CA, March 19, 2001--EXFO Electro-Optical Engineering Inc. (NASDAQ:
EXFO, TSE: EXF) announced today record sales and operating results for the second quarter of fiscal 2001.

It marked the fourth consecutive quarter that EXFO has reported record financial results since becoming a public company.

Sales increased 108% to US$36.3 million in the second quarter from US$17.4 million for the same period in fiscal 2000, and 27% sequentially from US$28.5 million in the first quarter of 2001.

Net earnings, excluding amortization of intangible assets and goodwill related to acquisitions, increased 205% to US$7.5 million, or $0.14 per share, for the second quarter from US$2.5 million, or $0.06 per share, for the same period in fiscal 2000. Compared to the first quarter of fiscal 2001, net earnings* in the second quarter dropped 2% from US$7.6 million, or $0.16 per share.

It should be noted that net earnings in the first quarter of 2001 included an after-tax gain in foreign exchange of $0.03 per share and an after-tax gain in interest income of $0.04 per share. In the second quarter, net earnings included an after-tax gain in foreign exchange of $0.01 per share and an after-tax gain in interest income of $0.02 per share. As a result, EXFO increased its net earnings per share* from operations $0.02 from the first to second quarter of fiscal 2001.

Including amortization of intangible assets and goodwill, EXFO's net earnings in the second quarter are at US$24,000, or US$0.00 per share, compared to US$2.4 million, or US$0.06 per share, for the same period in fiscal 2000 and US$7.5 million, or US$0.16 per share, in the first quarter of 2001. The non-cash charges related to acquisitions include US$1.6 million in amortization of intangible assets and US$6.4 million in amortization of goodwill in the second quarter of 2001.

"We're very proud of the fact that we have been able to sustain record growth since becoming a public company four quarters ago," said Germain Lamonde, Chairman, President and CEO of EXFO. "We have been able to maintain this upward trend because we're strategically positioned in high-growth markets in the fiber-optic industry such as DWDM and High-Bandwidth Solutions as well as Optical Component Manufacturing and Testing.

"We also supply all stripes of customers in the fiber-optic industry including network service providers, system and component manufacturers as well as research labs with in excess of 80 product lines, several of which have not yet reached full maturity.

"In addition, we have a diversified global customer base with more than 2000 customers in 70 countries around the world. Our biggest customer accounted for approximately 5.9% of our sales in the second quarter."

The financial results of Burleigh Instruments, Inc., a leading supplier of DWDM wavelength measurement instruments and precision positioning equipment in Fishers, NY, are reflected in EXFO's financial statements during this quarter since the acquisition closed on December 20, 2000.

Subsequent to the second quarter, EXFO's affiliate, Burleigh Automation, Inc., closed an agreement to purchase substantially all of the assets of Vanguard Technical Solutions, Inc., an automation equipment manufacturer in Tucson, AZ.

In another transaction subsequent to the second quarter, EXFO closed a deal to acquire Toronto-based EFOS Inc., a leader in precision light-based adhesive spot curing for the global optical component manufacturing market. EFOS' financial results will be consolidated in the third quarter.

"This string of transactions is part of our acquisition strategy to strengthen our position in the optical component manufacturing market," Mr. Lamonde added. "Manufacturers are faced with a pressing need to increase yields and volume while reducing costs in order to meet the fiber-optic industry's growing demand for bandwidth.

"Combining Burleigh Automation's expertise in automated manufacturing and system integration with Burleigh Instruments' nano-positioning and fiber alignment systems, EFOS' advanced light-based curing solutions and EXFO's automated test systems will allow us to offer a whole line of automated solutions for the most critical steps in the optical component manufacturing process."

Based upon financial results in the first half of 2001 and synergies from acquisitions, EXFO has decided to raise guidance for a second consecutive quarter. The sales outlook for fiscal 2001 has been raised to between US$150 million and US$165 million, while the outlook for earnings per share* has been increased to between US$0.40 and US$0.50.

Selling and administrative expenses amounted to US$10.9 million, or 30.1% of sales, for the second quarter compared to US$5.8 million, or 33.4% of sales, for the same period in fiscal 2000 and US$8.9 million, or 31.3% of sales, for the first quarter of fiscal 2001.

Gross research and development expenses were US$4.5 million, or 12.4% of sales, in the second quarter compared to US$2.5 million, or 14.4% of sales, for the same period in fiscal 2000 and US$2.8 million, or 10.0% of sales, for the first quarter of 2001.

To listen to the second-quarter conference call and participate in the question period via telephone, dial 1 (888) 433-1680 or (416) 620-2400. Germain Lamonde and Pierre Plamondon, EXFO's Vice-President of Finance and Chief Financial Officer, will participate in the call. A replay of the conference call can be accessed after 7 p.m. (Eastern time) today until midnight (Eastern time) on March 26, 2001. The replay number is 1 (800) 558-5253 and the password is 18137616. A Web cast of the conference call will be available to all interested parties on EXFO's Web site at WWW.EXFO.COM, under the Investors section.

*EXCLUDING AMORTIZATION OF INTANGIBLE ASSETS AND GOODWILL RELATED TO
 ACQUISITIONS

ABOUT EXFO

EXFO, which derives its name from EXPERTISE IN FIBER OPTICS, is a leading designer and manufacturer of fiber-optic test, measurement and monitoring instruments for the telecommunications industry. It markets products under two brand names: EXFO and Burleigh Instruments.

EXFO and its subsidiaries develop products mainly for two markets. The Portable and Monitoring Division provides solutions primarily to telecommunications carriers, cable television companies, public utilities, private network operators as well as third-party installers and equipment rental companies. The Industrial and Scientific Division as well as Burleigh Instruments design an extensive line of high-performance instruments and automated test systems for manufacturers of optical components, value-added optical modules and optical networking systems as well as for research and development markets.

This news release may contain statements that constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements other than historical information or statements of current condition. These statements may appear in a number of places in this news release and include statements concerning our intent, belief, or current expectations regarding future events. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors which are beyond the control of EXFO, including retention of qualified personnel, revenue synergies, demand for testing and measurement instruments and precision positioning instruments. Although we believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, we cannot assure you that the expectations will prove to have been correct.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of the date of this news release. We undertake no obligation to revise or update any of them to reflect events or circumstances after the date of this news release, or to reflect new information or the occurrence of unanticipated events. Readers are referred to our Annual Report on Form 20-F and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions for a discussion of the other factors that may affect our future performance and other important risk factors concerning us and our operations.



FOR MORE INFORMATION:

Mike Lamanna                                   Maryse Imbeault
Manager, Investor Relations                    Director, Communications
(418) 683-0211                                 (418) 683-0211
MICHAEL.LAMANNA@EXFO.COM                       MARYSE.IMBEAULT@EXFO.COM

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                               EXFO ELECTRO-OPTICAL ENGINEERING INC.

                               By: /S/ KIMBERLEY OKELL
                                   Name: Kimberley Okell
                                   Title: Legal Counsel and Corporate Secretary

Date:  March 22, 2001